Table of Contents

Milestones and Goals	1
Message to Shareholders	2
Kemess South Mine Operations	4
Growth Strategy as an Independent Gold Producer	6
Growth Through Acquisition	7
Growth Through Development	8
Growth Through Exploration	10
Sustainable Development & Community Relations	12
Mineral Reserves & Resources	13
Northgate Financial Review	14

Annual & Extraordinary General
Meeting of Shareholders

The Annual & Extraordinary General Meeting of Shareholders will be held at
10:00 (ET) on Thursday May 12, 2005
at the Exchange Tower, TSX Conference Centre,
2 First Canadian Place, 130 King Street West,
Toronto, Ontario, Canada

Milestones and Goals Creating value through operational excellence

"Northgate is now widely recognized as one of the finest operators in the global mining business. This reputation is based on our outstanding track record of delivering on our promises. Over the past five years, a dedicated and knowledgeable workforce has transformed Kemess into one of the most efficient open pit mines in the world. In 2004, exceptional operating performance at Kemess combined with a strong metal price environment, produced record earnings of $31 million and record cash flow of almost $73 million. As we move forward into 2005 and beyond, the culture of operational excellence that exists within Northgate will provide a solid foundation for growth in pursuit of our vision of becoming a larger, multi-mine gold producer."

Ken Stowe
President and Chief Executive Officer

Milestones 2004
Recorded the highest gold and copper production in the history of the Kemess Mine

Generated record earnings and cash flow

Reported Gold cash cost of $135 per ounce

Increased Kemess South gold reserves by 244,000 ounces

Added 4.1 million ounces of gold to the Corporation's reserves at Kemess North

Optioned Sustut and RDN properties

Corporate Goals 2005
Obtain permits and arrange financing for the development of Kemess North

Complete a significant corporate acquisition or merger

Meet production and operating cost targets at Kemess

Reduce project debt and gold hedge position significantly

Enhance common share valuation compared to industry peers

Message to Shareholders An exceptional year and the way forward

When we changed our name to Northgate Minerals Corporation ("Northgate") in May 2004, we sought to reinforce our vision of Northgate as a strong mid-tier gold mining company with solid cash flow and a commitment to creating value through operational excellence. Ultimately, the record operating and financial performance delivered by the Kemess mine during 2004 did more to demonstrate our vision than any name change ever could.

Northgate began 2004 as a newly independent mid-tier gold producer with approximately $8 million in cash and $43.5 million of long-term debt. By the end of the year, we had $49 million in cash and had reduced our long-term debt to $22.5 million, generating $73 million in operating cash flow and net earnings of $31 million during the year. While management cannot take credit for strong metal prices that helped generate these results, we are pleased to report that for the third year in a row we met our annual metal production targets and kept our Canadian dollar operating costs under control in an inflationary cost environment. More importantly, in spite of the stronger US dollar, higher prices for fuel and steel, and higher freight costs, Northgate actually delivered the metal price leverage that the market expected as our operating cash flow in 2004 increased tenfold from what we received in 2002.

The Kemess mine and mill continued to operate efficiently during the year, setting a variety of quarterly and annual production records. In spite of our continued operating success, our experienced workforce remained committed to the concept of continuous improvement, launching several new initiatives in the third quarter to enhance the efficiency of our mining and milling operations. These initiatives include reusing grinding steel, reducing power costs by managing peak loads and increasing mill throughput even further by modifying our operating procedures to take advantage of the surplus power in our semi-autogenous grinding ("SAG") mills.

While our operational and financial results were very positive in 2004, these excellent results were not reflected in our share price. After gaining 80% compared with the S&P/TSX gold index in 2003, our share price lost almost 15% relative to the index in 2004.As we move forward into 2005, we will be working diligently to regain this lost ground.

Kemess North

In 2004, we established a proven and probable reserve at Kemess North containing 4.1 million ounces of gold and 1.46 billion pounds of copper and completed the final feasibility study for the development of the deposit. The feasibility study outlines a development plan that brings the Kemess North open pit into production in 2007 and extends the life of our world class mining and milling infrastructure to 2019.

Although the total capital cost of the project rose by 20% from our previous estimates to $190 million, Kemess North still represents a low capital cost, long-life project with a much lower degree of technical and geopolitical risk than comparable greenfield mining projects in other areas of the world. With the feasibility study complete, we have turned our attention to permitting the development of Kemess North and examining various financing options. By the beginning of 2006, we expect to have completed these initiatives and be in a position to make a final development decision.

Growth Strategy

One of the most important objectives we set for ourselves at the beginning of 2004 was to develop a strategic plan for the Corporation that would take us beyond being a one-mine gold mining company. Management, with support and advice from the Corporation's Board of Directors and a group of outside consultants, examined the Corporation's strengths and weaknesses, the competitive environment within the gold mining industry and the motivations and goals of our shareholders, to develop a vision for the future of Northgate and a strategy for getting there.

Our vision, quite simply, is to become a multi-mine gold mining company dedicated to creating value through operational excellence and being a responsible steward of shareholders' capital. To achieve this vision, we are looking to acquire one or two operating gold mines or late-stage development projects that can add to our near-term production profile. As a necessary first step in the implementation of our growth strategy, we added three executives to our corporate staff during the year.

With our expanded team, we have been focussing on the evaluation of a variety of acquisition opportunities and hope to complete an acquisition in the near future.

Objectives and Outlook

In spite of Northgate's record financial and operating performance during 2004 and metal prices that have remained buoyant well into 2005,we must strongly resist any urge to become complacent. Operating cost pressures have increased dramatically in the global mining industry and Northgate is by no means immune. To mitigate these cost increases and the adverse effect of the stronger Canadian dollar, our operating team at Kemess has redoubled its efforts to find new and innovative ways to make our operations more efficient.

In 2005,we will be working diligently to enhance our share valuation relative to our peers in the mid-tier gold industry by moving quickly through the environmental review process for the Kemess North development and demonstrating our commitment to profitable growth by completing at least one corporate transaction to grow and diversify our production base.

On behalf of the board and management of Northgate, we wish to thank our employees at Kemess for their essential contributions to the very successful year that the Corporation had in 2004. As we look forward into 2005 and beyond, we are optimistic that the global environment will continue to support strong prices for gold and copper and expect 2005 to be another excellent year for Northgate.
Kenneth G. Stowe President & Chief Executive Officer
Terrence A. Lyons, Chairman February 24, 2005

Kemess South
    Mine Operations

For the fourth consecutive year, the Kemess mine set a new metal production record, producing 303,475 ounces of gold and 78 million pounds of copper in concentrate in 2004. As a result of strong copper prices, the average net cash cost of production dropped to $135 per ounce, making Kemess one of the lowest cost gold mines in the world.

Operationally, Kemess performed very well during 2004, breaking a number of mining and milling productivity and output records as a result of the many continuous improvement initiatives implemented in prior periods. In the fourth quarter of the year, the $3.5 million rougher flotation cell upgrade was completed and changes were made in mill operating procedures, which should have a positive effect on metal recoveries and mill throughput in 2005 and beyond.

Health and Safety

The safe operation of the Kemess mine is management's primary responsibility and everyone at Northgate, from the Board of Directors to the supervisors at Kemess, take safety very seriously. In 2004, the members of the Board's Environment, Health and Safety Committee visited the mine to help raise the profile of safety among Kemess employees. This visit was part of a larger safety awareness program implemented by General Manager Maurice Ethier, which involved the revitalization of the mine's Health and Safety Committee and a concerted campaign to get everyone at the site to focus on safety in the workplace. As a result, the mine's lost time injury frequency declined by 50% in 2004 compared with the previous year as Kemess strives to regain the title of being the safest mine in British Columbia, which it held in 2001.

Human Resources and Training

When Northgate assumed control of the Kemess mine in 2000, development and training of the workforce was made a priority. One of the first programs that was put in place was an apprenticeship program where Kemess pays for young trades people to study while they work towards their certification. In the last five years, a total of 13 employees have completed the program.

In 2004, Kemess implemented a First Nations training program to actively encourage band members from northern communities in British Columbia to pursue careers in the mining industry. During the year, 11 people participated in rotating three month training programs and four of these individuals accepted full-time employment at Kemess after their training was completed.

Kemess South

  Annual Production
  300,000 ounces gold
  75 million pounds copper

  Ore Reserves
  86.6 million tonnes containing

Gold: 1.87 million ounces
Copper: 416 million pounds

  Location
  North-central British Columbia

  Type
  Gold-copper porphyry, open pit

  Cash Cost
  $170 per ounce

  Mine Life
  Five years

  Ownership
  100% Northgate

Concentrate Marketing

During 2004, Kemess continued to sell its entire production of gold-copper concentrate to Noranda Inc. ("Noranda") for shipment by covered gondola railcar to its copper smelter in Rouyn-Noranda, Quebec. This marketing arrangement has proved very beneficial to Kemess since it was established in early 2002 and in mid-2004,a new sales agreement was negotiated that will see concentrate shipments to Noranda continue until at least the end of 2006.

Reserves

In August 2004,Kemess' geologists completed a review of the reserves and resources at the Kemess South deposit, increasing its ore reserves by 14.4 million tonnes or about 244,000 ounces of in situ gold. As a consequence of the reserve increase, waste stripping during 2005 will remain at the elevated level of 1.9 tonnes of waste per one tonne of ore. Since the life of mine average is 0.80:1,waste stripping in future years will be much lower, as will the net cash cost of production. A full description of the Corporation's reserves and resources can be found on page 13.

Growth Strategy as an
    Independent Gold Producer

When Northgate acquired the Kemess mine at the bottom of the commodity cycle in February 2000, our vision and strategy for the company were self evident. Management's vision was to become a profitable mid-tier gold mining company. The strategy for achieving this vision involved hiring an experienced team of mining professionals to turn the Kemess operation around by improving operating and maintenance practices and changing the work culture at the mine. Over the next three years, with a little help from commodity prices and a lot of hard work by our employees at Kemess, Northgate realized management's initial vision.

Corporate development in 2004 was focused on defining a new vision for the future of Northgate and developing a strategic plan that would enable us to fulfill this vision. The strategic planning exercise was an iterative one where consideration was given to the relative strengths and weaknesses of Northgate as a company, the motivations and goals of our shareholders, the competitive environment for gold assets, and whether or not the strategy could be implemented in the current business environment. The result of the process was a new corporate vision that we believe we can achieve within a relatively short period of time.

Our new vision is to become a multi-mine, gold mining company dedicated to creating value through operational excellence and being a responsible steward of shareholders' capital. The process of realizing this vision will involve the following elements:

  The acquisition of one or two operating gold mines or late-stage development projects.
  The extension of mine life in the Kemess camp through the development of Kemess North.
  Exploration within the Kemess camp to discover additional sources of ore to feed our infrastructure.
  Exploration on other gold properties in the Americas with junior joint venture partners.

We are confident that the realization of our new corporate vision will enhance the value of Northgate's common shares by diversifying our production base, increasing our gold reserves and the length of our existing mine-life at Kemess, and demonstrating our commitment to profitable growth to the marketplace.

Growth Through
     Acquisition

Acquisitions may be divided into two broad categories: those that are related to the Kemess infrastructure and stand-alone acquisitions. An acquisition that is related to Kemess need not be a gold-dominant project. It simply has to contain metals that the Kemess mill can extract profitably in conjunction with Kemess ores. An example of this type of acquisition is the Sustut project; a copper-silver deposit located 40 kilometres (km) south of the Kemess mill that extensive metallurgical testing has demonstrated is compatible with Kemess ores.

The second and more important acquisition target for Northgate is a stand-alone operation in which gold is the predominant metal, although a base metal or silver by-product is also acceptable. The jurisdiction must be politically stable and preferably located in the Americas. The size of the second operation is also critical, as it must be large enough to be significant for Northgate, but not so large that it attracts the attention of competing companies or attracts too high a net asset value ("NAV") multiple. The ideal target is an asset capable of producing between 100,000 to 200,000 ounces of gold per year, which is in the later stages of development or an operating mine of similar size. Both types of operations will come with their own particular challenges that suit Northgate's competitive strengths.

Target Characteristics

Annual Gold Production

  100,000 - 200,0000 ounces

Location

  Politically stable jurisdiction in the Americas

Type

  Gold or gold with by-product credits

Mine Life

  Five - ten years

Ownership

  51% - 100% Northgate

Status

  Operational or late-stage development

Growth Through
    Development

Kemess North

Since substantial mineralization at Kemess North was first discovered in late 2001, Northgate has moved the project along at a steady pace, culminating in 2004 with the conversion of the previously known resource to a proven and probable reserve, and the completion of the final feasibility study for the development of the deposit into the second open-pit operation within the Kemess camp.

The final feasibility study outlines a development scheme that involves the construction of mining and primary crushing infrastructure adjacent to the Kemess North pit and the expansion of the Kemess South milling infrastructure to a capacity of 96,000 tonnes per day. Crushed ore from Kemess North will be transported to the expanded Kemess South mill via an 8.8 km conveyer system that will pass through a 2.8 km tunnel. Under the feasibility study timetable, the Kemess North pit would enter commercial production in early 2007 and the Kemess North and Kemess South pits would be operated simultaneously for a period of five years. The mill expansion is necessary to lower the unit cost of the operation to adjust to the lower grade of ore at the Kemess North deposit and the period of simultaneous pit operation balances mobile equipment requirements and evens out annual operating cash flow.

The development of the Kemess North deposit requires the construction of a new tailings and waste rock impoundment facility. After an exhaustive study of alternative locations, it has been determined that the least environmentally disruptive and most

Kemess North Deposit

Estimated Annual Production
  Gold: 250,000 ounces/year
  Copper: 113 million pounds/year

Ore Reserves
  424 million tonnes containing

Gold: 4.1 million ounces Copper: 1.46 billion pounds

Location
  5 km north of Kemess South

Type
  Gold-copper porphyry

Capital Cost
  $190 million

Cash Cost
  $180 per ounce

Proposed Mine Life
  Eleven years

Ownership
  100% Northgate

Status
  Proceeding with CEAA Review

secure long-term impoundment solution is to place the waste rock and tailings under water in nearby Duncan Lake. Placing these potentially acid generating waste products under water will inhibit the formation of acid and effectively prevent the leaching of metals.

As part of its proposal for the use of Duncan Lake as an impoundment facility, Northgate has developed a comprehensive fisheries compensation program, which will create new fish habitat to offset the loss of fish habitat in Duncan Lake during the period of active mining. The approach is similar to the one adopted after the construction of the Kemess South tailings facility, which disrupted the fish habitat in Kemess Creek.

The environmental review of the Kemess North project, which will result in the granting of development permits, will be a joint review between the Canadian Federal Government and the Provincial Government of British Columbia under the Canadian Environmental Assessment Act ("CEAA"). The Department of Fisheries and Oceans ("DFO") will take the lead on behalf of the Federal Government and the Project Director of the British Columbia Environmental Assessment Office ("BC-EAO") will take the lead in coordinating the provincial participation.

Northgate expects the Kemess North project to officially enter the environmental review process in 2005 with the process to take approximately 10 - 12 months to complete, at which point a development decision will be made by Northgate's Board of Directors.

In parallel with the initial permitting discussions that were held with federal and provincial regulators during 2004,Northgate entered into discussions with the First Nations groups who have land claims in the Kemess North project area. In July 2004, a Statement of Understanding ("SOU") between Northgate and Four Nations groups was signed and during the balance of the year, Northgate and the same First Nations groups met numerous times to negotiate a Consultation and Accommodation Agreement regarding the Kemess North project. As part of the SOU, Northgate provided funding to assist the First Nations in their review of the project.

In addition to formal discussions with First Nations and government agencies, Northgate held a series of open houses in northern British Columbia communities to explain the nature of the Kemess North development and the benefits to these communities.

Sustut Project

In July 2004, Northgate acquired an option to purchase the Sustut copper deposit from Doublestar Resources Ltd. This acquisition is consistent with Northgate's strategy of using the Kemess infrastructure as leverage to develop nearby deposits that are not large enough to support their own infrastructure. Northgate plans to complete a pre-feasibility study on the development of the deposit in 2005.

Sustut Copper

Ore Reserves
  4.6 million tonnes @ 2% copper and 6 g/mt silver

Location
  40 km south of Kemess mine

Type
  Sediment-hosted copper

Ownership
  Option to purchase 100%

Status
  Undergoing pre-feasibility study

Growth Through
    Exploration

Kemess Camp Exploration

Extending the mine life of the Kemess South deposit is the lowest risk means of increasing the value of Northgate. Each additional tonne of ore that is discovered is already permitted and the infrastructure and operational expertise is in place in order to extract its value. During 2004,Northgate undertook a program to convert some of the resources at Kemess South to reserves. A diamond drilling program tested selected areas in the vicinity of the pit to better understand the grade and geometry of the mineralization in these areas. The program resulted in the conversion of 25% of the resource to reserve and the extension of the mine-life at Kemess South by eight months.

During 2004, exploration continued within the 87,000-acre Kemess claim block in the four areas shown in the claim map below. Six holes were drilled to follow up on the shallow porphyry gold-copper mineralization discovered at the Nugget Zone in 2003. All six holes intersected similar near-surface porphyry mineralization in the Western Cirque area, which was converted into a 9.5 million tonne measured and indicated resource.

The Bear Claims, located south of the Kemess mill facility, were acquired in late 2003 after the recognition that the ground was more prospective for porphyry gold-copper deposits than had previously been believed. Exploration in 2004 consisted primarily of line cutting and a deep penetrating geophysical survey. This work identified several geophysical targets, which will be diamond drill tested in early 2005.

A budget of $2.0 million has been approved for exploration within the Kemess camp in 2005. Along with diamond drilling on the Bear Claims, much of the coming year's budget will be devoted to the search for the faulted off extension to the high-grade core of the Kemess North deposit. This program is based on the recognition that the north and east limits to the high grade core are fault bounded and the fault movement offset the undiscovered portion of the deposit downward with a lateral component.
Kemess Camp Area 87,000 acres Mineralization Types Gold-copper porphyry Vein Gold Base and precious metal skarns Ownership 100% Northgate Status 2005 exploration budget of $2.0 million

Partnered Exploration

The greatest value creator in the mining business is the discovery of a new mineral deposit that can be developed into a mine. However, exploration is a high risk activity that only rarely achieves success. When Northgate undertakes exploration in areas outside the Toodoggone district that surrounds the Kemess mine, it will do so to the extent possible, through joint ventures with companies whose core strength is exploration. This significantly increases Northgate's chances of being involved in an important discovery. The RDN Joint Venture with Rimfire Minerals Corporation ("Rimfire") in the Eskay Creek district of northwestern British Columbia is one such example.

RDN Project

In early 2004, Northgate entered into an option joint-venture agreement with Rimfire for the RDN property in the Eskay Creek district of northwestern British Columbia. The compelling feature of this transaction was the geological similarity and correlation of rock types between this property and the Eskay Creek mine which is one of the highest grade precious metal mines in the world. At a strategic level, it also gives Northgate exposure to one of the best grass roots exploration companies operating in British Columbia.

The 2004 program at the RDN property included diamond drilling in three areas with nine holes totalling 2,500 metres, as well as prospecting and trenching in several other parts of the property. The most important outcome of this work was the discovery of native silver in outcrop at a similar geological horizon to that which hosts the Eskay Creek mine. The associated alteration and pathfinder metal assemblage in the outcrop are exceptionally prospective and Northgate has committed to a second year of exploration with a budget of $800,000.

RDN Property

Location
  35 km north of Eskay Creek Mine in British Columbia

Mineralization Type
  Volcanic-hosted precious metal rich massive sulphide deposit

Ownership

  Northgate has an option to earn up to 60% interest in the property from Rimfire

Status
  Committed $800,000 towards 2005 exploration program

Sustainable Development
    & Community Relations

Northgate is committed to the concept of sustainable development, which requires balancing good stewardship in the protection of human health and the natural environment with the need for economic growth in the communities in which we operate. Each year, there are many examples of how Northgate and Kemess put the concept of sustainable development into practice. Three examples from 2004 are outlined below.
1.Progressive Reclamation Program

On an annual basis, Kemess undertakes reclamation of areas of the Kemess property that are no longer required for operational purposes. In doing so, the area of disturbance is reduced immediately rather than waiting until the end of the mine life to begin the process of reclamation. Each summer, field crews comprised primarily of members of the First Nations' communities in the Toodoggone region, plant trees, willow cuttings, and cattails in a variety of areas around the mine and mill site during the long 18 - 20 hour daylight periods. In 2004, the reclamation crews planted in excess of 3,000 Lodgepole pine seedlings, 3,000 subalpine fir seedlings, and 3,000 willow cuttings in addition to completing a variety of other reclamation activities.

2.Aboriginal Job Fair

Kemess employees participated in the Prince George Nechako Aboriginal Employment and Training Association trade fair in May 2004, which drew over 2,400 people. Kemess' participation in the event was part of our commitment to encourage members of First Nations' communities to embark on careers in mining. Kemess showcased the various trades associated with the Kemess mine and encouraged young people to participate in Kemess' highly successful First Nations training program.

3.Reaching Out to the Next Generation

Students from the Tsay Keh Dene school enjoyed a full day field trip at the mine. During the day, the students toured the mine and the mill and participated in an environmental project that involved sampling water in the rivers and lakes around the mine to ensure that the Corporation's commitment to operating a zero discharge operation is maintained.

Mineral Reserves
    & Resources

MINERAL RESERVES AND RESOURCES			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2004	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000's lbs)
Reserves
Kemess South	Proven	86,596,806	0.67	0.22	1,870,883	411,727
	Probable	206,100	0.09	0.90	603	4,071
		86,802,906			1,871,486	415,798
Kemess North	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798
	Probable	124,631,000	0.29	0.15	1,180,855	412,970
		423,898,000			4,091,402	1,452,768
Total Proven &
Probable Reserves		510,700,906			5,962,888	1,868,566
Resources
(in addition to reserves)

Kemess South	Indicated	21,147,900	0.37	0.18	253,766	83,291

Kemess North	Measured	148,531,000	0.31	0.16	1,502,001	518,387
	Indicated	137,308,000	0.28	0.12	1,235,234	368,022
Nugget Zone	Measured	3,341,000	0.38	0.07	40,313	5,311
(West Cirque)	Indicated	6,112,000	0.36	0.07	70,211	9,109
Total Measured &
Indicated Resources		316,439,900			3,101,525	984,120

Notes:

  The preceding mineral reserve and resource estimates are prepared in accordance with the "Canadian Institute of Mining and Metallurgy Standards On Mineral Resources and Mineral Reserves, Definitions and Guidelines" adopted by the Canadian Institute of Mining and Metallurgy council on August 20, 2000, using classical and/or geostatistical methods, plus appropriate mining parametres. Reserves were calculated using the following economic parametres: Exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; silver price $5.00 per ounce. Resources were calculated using the same CDN$/US$ exchange rate of $1.40, gold price of $425, copper price of $1.20 and silver price of $5.00.

  There are no known environmental, permitting, legal, taxation, political, or other relevant issues that would affect the estimates of the mineral reserves.

  The mineral reserve and resource estimates for Kemess South were prepared by Brian O'Connor, Chief Mine Geologist, Kemess Mines Ltd. Mr. O'Connor is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 19 years of experience in mineral resource estimation.

  The mineral reserve and resource estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 26 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 17 years of experience in mineral resource estimation.

  At December 31, 2004, Northgate Minerals Corporation held a 100% equity interest in Kemess Mines Ltd., the company that holds the Kemess South mine and various exploration claims, including those upon which the Kemess North and Nugget deposits are located.

Northgate Financial
    Review

Management's Discussion & Analysis	15

Management's Responsibility	23

Auditors' Report to the Shareholders	23

Consolidated Financial Statements	23

Notes to Consolidated Financial Statements	27

US GAAP Reconciliation	36

Five Year Comparative Summary of Selected Financial Data	42

Management's Discussion and Analysis provides a review of the performance of Northgate Minerals Corporation. The Corporation's performance over the past three years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intended", "forecast", "should", and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Management's
    Discussion & Analysis
                (All dollar amounts are stated in United States dollars unless otherwise indicated.)

Introduction

This Management's Discussion and Analysis ("MD&A") of the results of operations and liquidity and capital reserves of Northgate Minerals Corporation ("Northgate" or the "Corporation") for the 2002 through 2004 fiscal years should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis, dated February 24, 2005, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to the Corporation's potential future performance. Note 17 to the consolidated financial statements reconciles the Corporation's financial statements with generally accepted accounting principles in the United States ("US GAAP"). Additional information on Northgate can be found in the Corporation's Annual Information Form ("AIF"), which is filed with Canadian regulators on System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and the Corporation's annual report Form 40F which is filed with the United States Securities and Exchange Commission at www.sec.gov.

Overview

Northgate is a gold and copper mining company focused on operations and opportunities in North and South America. Its principal assets are the Kemess South Mine in north-central British Columbia, which produces approximately 300,000 ounces of gold and 75 million pounds of copper per year, and the adjacent Kemess North project, which is expected to enter the Canadian Environmental Assessment Act ("CEAA") review process in early 2005.

Since purchasing the Kemess assets in 2000, Northgate has affected a variety of operational improvements that have substantially increased mill throughput, metal recoveries and mine production, while at the same time lowering unit operating costs in Canadian dollar terms. During 2003, the Canadian dollar strengthened significantly relative to the US dollar and had an adverse effect on Kemess' US dollar denominated net cash cost. This effect was mitigated to a great extent by a small increase in copper prices and increased metal production. In 2004, the Canadian dollar continued to appreciate, but copper prices increased dramatically, driving Kemess' net cash cost to a record low of $135 per ounce on a fully absorbed basis even though waste stripping continued at almost double the life-of-mine average.

A 12% improvement in the average price of gold and a 60% increase in the average price of copper in 2004, compared with 2003, generated net earnings of $31,255,000 in 2004, compared with net earnings of $3,991,000 in 2003.

Over the three-year period ending December 31, 2004, the improved operational performance of the Kemess Mine, combined with substantial increases in gold and copper prices, have dramatically increased the Corporation's revenues and net earnings as shown in the table below.

Key Performance Indicators
(All dollar amounts are in thousands except foreign exchange rate, per share, per ounce and per pound amounts)	2004	2003(3)	2002(3)

		(Restated)	(Restated)
Revenue	$ 188,952	$ 131,423	$ 110,337
Earnings (Loss) for the Year	31,255	3,991	(19,670)
Earnings (Loss) per Share	0.16	0.02	(0.17)
Total Assets	267,781	238,434	232,495
Long-Term Liabilities	54,302	69,037	74,366
Metal Production:
Gold (ounces)	303,475	294,117	282,300
Copper (000's pounds)	78,291	76,177	72,900
Metal Prices:
Gold (London Bullion Market) ($/ounce)	409	364	310
Copper (LME Cash)($/pound)	1.30	0.81	0.71
Foreign Exchange Rate	1.30	1.40	1.57
(CDN$/US$)
Net Cash Cost ($/ounce):
Full absorption method(1)	135	219	204
Gold Institute method(2)	81	175	180

  Full absorption net cash cost per ounce of gold is calculated by subtracting the net by-product revenue from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in concentrate produced.

  The Gold Institute net cash cost is calculated in the same way as the full absorption net cash cost, except that the cost of stripping waste in excess of the life-of-mine average is excluded from site operating costs.

  Fiscal 2003 and 2002 have been restated to reflect the change in accounting policies for asset retirement obligations and revenue recognition as more fully described in the notes to the financial statements and elsewhere in this MD&A.

Gold and Copper Markets

Gold prices (US$ per troy ounce) on the London Bullion Market began 2004 at $415 and ended the year at $438. For most of the year, the price of gold moved in opposition to the US dollar. Since April 2001, when the gold price was $256, it has increased 71%. During the same period, the US dollar has declined 53% against the Euro and 24% against the Canadian dollar. In the future, Management believes the price of gold will continue to be influenced by the strength or weakness of the US dollar versus major global currencies and the level of geopolitical stability in various regions of the world.

The price of copper on the London Metal Exchange (US$ per pound) rose dramatically during 2004 as world demand exceeded supply for the third consecutive year and copper inventories on the world's metal exchanges dropped to historically low levels. Strong demand from China and a lack of new mine production after seven years of low prices drove the continued supply-demand deficit. Although 2005 will see the restart of a variety of marginal copper mines, industry analysts are still predicting a relatively balanced supply and demand picture, which should be positive for copper prices in the coming year. Longer term, rising production costs at most of the world's copper mines, as a result of higher oil and steel prices, higher treatment and refining charges for copper concentrates and the weak US dollar, should create upward pressure on the long-term price of copper.

The final product at the Corporation's Kemess Mine is a gold-copper concentrate, which is shipped to Noranda Inc.'s ("Noranda") Horne smelter in Rouyn-Noranda, Quebec. During 2004, world terms for the processing of concentrates were $43 per tonne of concentrate and $0.043 per pound of copper ($43/4.3).Over the past five years, world terms have averaged $62/6.2 but in 2005, terms have increased to $85/8.5 as a result of an increase in copper concentrate production that has accompanied the recent run-up in copper prices.

Results of Operations

For the year ended December 31, 2004, the Corporation recorded consolidated net earnings of $31,255,000 or $0.16 per share compared with net earnings of $3,991,000 or $0.02 per share in 2003 and net loss of $19,670,000 or $0.17 per share in 2002. Earnings in 2004 included a non-cash expense of $2,634,000 related to the write-down of an income tax asset that was set up in 2003. The loss in 2002 included the $9,839,000 cost of repurchasing a large portion of Northgate's gold hedge book in connection with an equity issue. Per share data is based on the weighted average diluted number of shares outstanding in 2004 of 200,567,253,and 198,621,170 and 123,374,060 in 2003 and 2002 respectively.

Earnings for the years 2003 and 2002 reflect the retroactive adoption of a required change in the Corporation's accounting policies for revenue recognition and asset retirement obligations on January 1, 2004. The revenue recognition change has the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. Accordingly, revenue and the cost of sales reported in the Corporation's consolidated financial statements during a particular year do not correspond directly to annual production. The Corporation has restated comparative figures for 2003 and 2002 to account for this change, so that the basis of presentation for these years is consistent with that used for 2004.A summary of this change can be found in Note 2(g) to the consolidated financial statements. The retroactive change in accounting policy for site closure and reclamation costs is disclosed in Note 2(f).

The balance of this section contains a detailed discussion of the factors contributing to the Corporation's financial results from 2002 through 2004.

Kemess South Mine Performance

Gold and copper production from the Kemess Mine have increased steadily over the past three years, as a result of improved copper recoveries and increased mill throughput. A more complete summary of operations for the three years is shown in the table below:

	2004	2003	2002
Tonnes mined (ore plus waste)	56,000,000	53,872,000	42,842,000
Stripping ratio	1.90	1.88	1.58
Tonnes milled (ore)	18,589,000	18,633,000	17,308,000
Tonnes milled per day (tpd)	50,791	51,049	47,420
Gold grade (g/mt)	0.735	0.702	0.724
Copper grade (%)	0.231	0.225	0.236
Gold recovery (%)	69	70	70
Copper recovery (%)	83	82	81
Gold production (ounces)	303,475	294,117	282,300
Copper production (000s pounds)	78,291	76,177	72,900

Tonnes of ore and waste mined during 2004 increased 4% from 2003 due to increased productivity of the haul truck fleet, which more than offset the effects of slightly longer haul distances as the Kemess South open pit continues to deepen. The 26% increase in tonnes mined from 2002 to 2003 was the result of the addition of two haul trucks to the fleet and improvements in shovel utilization. The unit cost for mining during 2004 was CDN$0.93 per tonne compared to CDN$0.92 per tonne in 2003 and CDN$1.06 per tonne in 2002.The large reduction in unit costs that occurred in 2003 was the result of the large increase in tonnes mined.

Mill throughput at Kemess in 2004 was comparable to throughput in 2003. Throughput in the two most recent years was 7% higher than it was in 2002, due to a 3% increase in mill availability and the effect of various operational improvements. A variety of operating practice modifications were implemented in the fourth quarter of 2004, which are forecast to increase mill throughput to approximately 52,000 tonnes per day in 2005.

Gold and copper recoveries averaged 69% and 83%, respectively in 2004. Over the past three years, copper recoveries have improved 1% per year, but gold recoveries have remained relatively static. In the fourth quarter of 2004, a $3.5 million retrofit of the rougher flotation cells was completed, which is expected to increase both gold and copper recoveries in future years.

The average unit cost of production in 2004 was CDN$7.19 per tonne milled, which was 6% higher than the CDN$6.77 per tonne milled recorded in 2003 and 5% higher than the CDN$6.85 per tonne milled recorded in 2002.The increase in unit cost in 2004 was primarily the result of increased costs for grinding media (steel balls) and fuel and higher than average maintenance costs for the tailings pipeline and the crusher. The Kemess Mine's cash cost dropped to $135 per ounce in 2004 from $219 per ounce in 2003 as a consequence of the substantially higher by-product credit generated by higher copper prices and slightly higher metal production, which more than offset the negative effect of the strengthening Canadian dollar. Using the Gold Institute methodology, which many other gold companies use, Kemess' cash cost dropped from $175 per ounce in 2003 to $81 per ounce in 2004.Cash costs in 2003 were higher than they were in 2002 due to the adverse effects of the substantial appreciation in the Canadian dollar and an increase in the waste stripping ratio from 1.58 to 1.88, which were offset to a certain extent by a higher copper price and higher metal production.

The Kemess Mine is forecast to produce 280,000 ounces of gold and 76 million pounds of copper during 2005, at a net cash cost of approximately $196 per ounce, net of copper by-product credits calculated at a price of $1.40 per pound using an exchange rate of CDN$/US$1.26.The metal production forecast for 2005 is slightly lower than the record 2004 metal production, because the 2005 production schedule will mine out the remaining lower-grade ore in the east end of the pit.

Financial Performance

Revenue: Northgate's total revenues for the year ended December 31, 2004 increased to $188,952,000 from $131,423,000 in 2003 and $110,337,000 in 2002. Revenue increases over the three-year period were the result of dramatic increases in gold and copper prices and improved metal production. All these figures include the effect of the accounting policy change for revenue recognition outlined in the section titled Changes in Accounting Policies. Metal sales in 2004 consisted of 311,214 ounces of gold and 80,025,000 pounds of copper. Sales of copper and gold in 2004 were approximately 8% higher than they were in 2003, due to an increase in metal production and a reduction in concentrate and metals inventory in 2004 compared to 2003. This represents the fourth year in a row of year-over-year metal sales growth. The net realized metal prices received on metal sales during the past three years are shown in the following table.

Metal Sales and Realized Prices
	2004	2003	2002
Gold Sales (ounces)	311,214	287,027	284,204
Copper Sales (000's pounds)	80,025	74,207	72,237
Realized Gold Price ($/ounce)	387	356	327
Realized Copper Price ($/pound)	1.30	0.81	0.71

The Corporation has received the spot LME price for copper on its copper sales over the past three years, because it has been totally un-hedged. The realized prices for gold over the same periods have differed from the average London Bullion Market prices in each year, as a result of the Corporation's gold hedging activities. In 2004, 69,000 ounces of gold forward sales were closed out at a cost of $6,915,000 which reduced the average realized gold price by $22 per ounce. During 2003, 20,000 ounces of gold forward sales were closed out at a cost of $2,318,000, which reduced the average realized price of gold by approximately $8 per ounce. In 2002,the Corporation's net realized price for gold was enhanced by $17 per ounce as a result of premiums from the sale of call options.

Cost of Sales: Cost of sales in 2004 was $103,722,000 compared with $84,387,000 in 2003 and $81,292,000 in 2002. The cost of sales reported during all years reflects the change in accounting policy for revenue recognition. As a result of this change, the cost of sales that is reported during each year does not necessarily correspond to the operating costs that were actually incurred in the respective year, because costs associated with concentrate production are included in inventory until the associated revenue is recognized. The cost of sales was substantially higher in 2004 than it was in 2003, due primarily to the strengthening Canadian dollar, a reduction in 2003 cost of sales due to a $3,912,000 gain on closing out currency hedges, and the additional metal sold in 2004 from concentrate inventories.

Administrative and general expenses: Administrative and general expenses totalled $6,083,000 in 2004 compared with $3,873,000 in the previous year and $1,706,000 in 2002. Costs have increased significantly over the past three years primarily as a result of additional overhead costs the Corporation is now incurring due to increased corporate activities, staffing and certain non-recurring legal expenses.

Depreciation and depletion: Depreciation and depletion expenses were $36,160,000 in 2004 compared with $34,058,000 in 2003. The increase in depreciation and depletion was primarily due to a 3% increase in the tonnes of ore mined in 2004 compared to 2003, and an increase in the depreciation base as a result of capital expenditures made during 2003. Depreciation in 2002 was $25,823,000. Amortization of most of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest expense: Net interest expense for 2004 declined to $3,049,000 from $3,611,000 in 2003 due to the continuing reduction in principal on the Corporation's syndicated credit facility, consistent with the original amortization schedule. The large decrease in interest expense that occurred in 2003, compared to the 2002 expense of $4,641,000, was the result of the $33,500,000 reduction in principal on the same credit facility that occurred during 2002 using proceeds from an equity financing, combined with declining LIBOR interest rates. The net interest expense in 2004 included $706,000 in interest income on the Corporation's cash balances, which increased substantially during the year. In 2003, net interest included interest income of $431,000.

Exploration: Exploration expenses during 2004 were $3,134,000 compared with $3,408,000 in 2003 and $4,215,000 in 2002. Exploration expenses in 2004 were lower than the previous two years, because 2003 expenses included $708,000 for the Kemess North pre-feasibility study and expenses in 2002 included the comprehensive drilling campaign undertaken at Kemess North to upgrade the resource from an inferred to an indicated category. Since mid-2003, on completion of the pre-feasibility study, expenditures on Kemess North have been capitalized.

Capital expenditures: Capital expenditures during 2004 totalled $24,016,000 compared to $16,621,000 in 2003 and $27,101,000 in 2002. Major capital expenditures in 2004 included $4,063,000 for the Kemess North feasibility and pre-feasibility studies, $3,546,000 for the flotation cell retrofit, $4,036,000 for the purchase of a used hydraulic shovel, $3,758,000 for the purchase of two additional haul trucks, and $5,542,000 for ongoing construction of the tailings dam. Total capital in 2004 was higher than it was in 2003,due to the one time cost of completing feasibility work on Kemess North and the necessity of adding one shovel and two haul trucks to the mobile equipment fleet according to the life-of-mine-plan.

Other: In 2004, net earnings included the $2,634,000 amortization of the future income tax asset that was set up in 2003 as a result of the release of some of the valuation allowance previously provided against the Corporation's future income tax assets. In connection with an equity financing that closed on June 28, 2002, and a subsequent reduction in long-term debt, the Corporation repurchased a significant portion of its gold hedge book in 2002 and recorded a loss of $9,839,000.

Summary of Quarterly Results

The table on the bottom of this page summarizes selected quarterly operating and financial results from the previous eight quarters. The Corporation's quarterly results have varied significantly over this period as a result of variations in metal production and metal prices, with metal production itself being a function of the ore grade being processed and the throughput and recoveries achieved during processing.

During both 2004 and 2003, metal production in the second half of the year was dramatically higher than in the first half of the year. This is partly due to the seasonal processing of higher gold content supergene ore, which is typically processed at a higher rate in the summer months. In 2005, metal production is forecast to follow the same pattern, with 57% of the budgeted metal production expected to occur in the second half of the year.

Liquidity and Capital Resources

Working Capital: At December 31,2004,the Corporation had working capital of $31,518,000 compared with working capital of $2,209,000 at December 31, 2003. The substantial increase was the result of strong cash flow from the Kemess South mine during 2004, which was offset somewhat by a $9,000,000 increase in the current portion of long-term debt. Cash at the end of 2004 amounted to $49,257,000, compared with $7,743,000 at the end of 2003.

(All dollar figures in 000s except	2004 Quarter Ended				2003 Quarter Ended
foreign exchange rate, per share,
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
per ounce and per pound amounts)
Revenue	$ 51,186	$ 51,288	$ 49,994	$ 36,484	$ 37,341	$ 38,125	$ 26,204	$ 29,753
Earnings (Loss) for the Year	$ 12,205	$ 10,053	$ 8,958	$ 39	$ 2,807	$ 9,300	$ (5,657)	$ (2,459)
Earnings (Loss) Per Share	$ 0.06	$ 0.05	$ 0.04	$ 0.00	$ 0.01	$ 0.05	$ (0.03)	$ (0.01)
Metal Production:
Gold (ounces)	94,673	79,311	78,046	51,445	78,761	84,132	69,225	62,000
Copper (000s pounds)	23,856	18,712	18,006	17,717	22,165	17,346	19,516	17,151
Metal Prices:
Gold (London Bullion
Market) $/ounce	434	401	393	408	392	363	347	352
Copper (LME Cash)
$/pound	1.40	1.29	1.27	1.24	0.93	0.80	0.74	0.75

Cash flow from operations: Cash flow from operations, before changes in working capital, during 2004 was $72,890,000 compared to $37,983,000 in 2003 and $6,527,000 in 2002. The 2002 figure includes a $9,839,000 charge related to closing out a large portion of the Corporation's gold hedging position. Cash flow from operations has shown a steady increase over the three-year period as a result of higher metal prices and higher metal sales. The principle use of cash in all years was for additions to mineral property, plant and equipment, primarily in the purchase of mobile mining equipment and the ongoing construction of the tailings impoundment facility, and repayment of the Corporation's long-term debt.

Based on planned production levels, estimated gold and copper prices and the forecasted CDN$/US$ exchange rate, it is anticipated that existing cash and 2005 cash flow from operations will be more than sufficient to fund planned capital expenditures of $9,000,000 at the Kemess South Mine and pay interest and principal on long-term debt and capital lease obligations as they become due.

Outstanding indebtedness: At December 31, 2004, the Corporation had a syndicated credit facility with $43,500,000 outstanding and two years remaining in its term. During 2004, the Corporation made scheduled repayments of $12,000,000. The scheduled repayments for 2005 total $21,000,000. At December 31, 2004, the Corporation had capital lease obligations on mobile mining equipment totalling $15,507,000.Payments of $4,111,000 were made during 2004 and payments of $4,854,000 are scheduled in 2005.

Shareholders' equity: Shareholders' equity was $171,534,000 at December 31, 2004, compared with $138,612,000 at December 31, 2003. The increase was attributable to the earnings of the Corporation in 2004 and the issuance of 1,500,000 common shares upon the exercise of Brascan Financial Corporation ("Brascan") warrants and the issuance of 211,100 shares upon the exercise of employee stock options.

The Corporation's preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated series 1 and 100,000,000,000 have been designated series 2, and 100,000,000,000,000 Class B preferred shares. No preferred shares are issued. The Corporation's common share capital consists of 100,000,000,000,000 common shares, of which 200,491,050 were issued and outstanding at December 31, 2004. At February 24, 2005, there were 200,507,855 common shares issued and outstanding.

In March 2002, the Corporation closed a CDN$140 million equity financing transaction by issuing 35,714,270 common shares, 17,857,135 warrants, 3,865,429 flow-through common shares and 3,600,000 Class A preferred shares. Proceeds from the transaction were used to repay the outstanding capital securities and accrued interest and to fund qualified exploration expenditures in 2002. The financing consisted of: a CDN$20 million unit offering of common shares and share purchase warrants; a CDN$5.4 million offering of flow-through common shares; a CDN$25 million rights unit offering of common shares and share purchase warrants; and a CDN$90 million private placement of 8% convertible preferred shares.

In June 2002, the Corporation closed a CDN$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the financing were used to repay short and long-term debt and interest, repurchase $9,839,000 of the gold hedge book and for general corporate purposes. Coincident with this financing, the Class A preferred shares were converted into 59,602,649 common shares.

On November 24, 2003, a secondary offering of 82,540,071 common shares of the Corporation closed. The sale, by the Corporation's former major shareholder, BC Pacific Capital Corporation ("BC Pacific"), an affiliate of Brascan, to a syndicate of underwriters led by RBC Capital Markets, represented BC Pacific's entire 41.5% equity stake in the Corporation. The Corporation received no proceeds from the issue and the costs of the issue were borne by BC Pacific.

Environmental Management

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Kemess South Mine.

With respect to future site reclamation and closure costs, the Corporation regularly updates its estimate of future expenditures. The provision at December 31, 2004 for site closure and reclamation is $21.1 million. This estimate is based on available information, including preliminary closure plans, alternatives and applicable regulations.

At December 31, 2004, the Corporation posted a CDN$14 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and the amount of this bond will be increased on December 31 of each future year until the amount of the bond reaches CDN$18.8 million by the end of the Kemess South mine-life in 2009.

Human Resources

Northgate's success is in great part dependent on recruiting and retaining a competent, professional workforce at the Kemess South Mine. To motivate and maintain this workforce, the Corporation offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. The Corporation also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Corporation has a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2004, 3,291,200 options are outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage employees to take a long-term view toward creating shareholder value. In the fourth quarter of 2004, the Corporation implemented an employee share purchase plan, which is available to the 360 full-time employees of Northgate and its wholly-owned subsidiary, Kemess Mines Ltd.

Hourly employees at the Kemess Mine are members of the International Union of Operating Engineers (Local 115). On February 24, 2005, a new three year collective bargaining agreement was ratified by Kemess Mines Ltd. and its employees.

Contractual Obligations & Commitments

The Corporation had the following contractual obligations and commitments as at December 31,2004:

($ millions)	1 Year	2-3 Years	4-5 Years
Project Loan Repayments	21.0	22.5	—
Capital Lease Obligations	4.9	7.7	3.0
Operating Leases	0.6	1.3	1.2
Tailings Dam Construction	3.9	—	—
Exploration	1.2	—	—
Closure Bonding Requirement	0.8	1.6	1.6

In July 2004, Northgate entered into a multi-year contract with Noranda for the shipment and sale of Kemess gold-copper concentrate from January 1, 2005 through June 30, 2007. Under the terms of the contract, treatment and refining charges are adjusted annually based on prevailing world terms.

Northgate has a commitment to reclaim the land occupied by the Kemess mining and milling complex once activities there have ceased. This reclamation cost is currently estimated at CDN$33.9 million and is scheduled to begin in 2009 when current Kemess South reserves will be exhausted. At December 31, 2004, the Corporation had $21.1 million accrued for these obligations.

Risk and Uncertainties

Commodity Prices and Exchange Rates

Northgate's future revenues are dependent on the prices for gold and copper on world markets, the level of treatment and refining charges that custom smelters charge for processing concentrate and the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year-to-year and affect the Corporation's revenue and earnings. Operating costs at Northgate's Kemess Mine site are largely denominated in Canadian dollars and, as a result, the Corporation's US dollar earnings will be directly affected by fluctuations in the CDN$/US$ exchange rate to the extent that these costs are not hedged with foreign currency instruments. Northgate has long-term debt and substantial cash balances, and depending on the Corporation's net debt position, changes in interest rates, to the extent they are not fixed, will have an effect on earnings. The following table shows the approximate impact on the Corporation's 2005 earnings and cash flow of variations in prices and exchange rates, based on the projected production at the Kemess Mine, if the change was to remain in effect for the full year:

Factor	Change	Annual Earnings & Cash
		Flow Impact ($millions)
Gold Price	$10/ounce	1.5
Copper Price	$0.01/pound	0.65
CDN$/US$ Exchange Rate	$0.01	1.6

Ore Reserves

Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that its methods of estimating mineral reserves and resources are sound, such figures are estimates based on a variety of assumptions including, but not limited to, future metal prices, exchange rates and operating costs. No assurance can be given that currently indicated resources will ever be converted to reserves or that the currently indicated ore reserves will be mined.

Mining Operations

The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

Legal

The Corporation is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse affect on the Corporation's financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation's profitability.

Regulatory

The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, since these laws and regulations are subject to constant change, there can be no guarantee that future changes will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

Access to Capital

To fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. To increase its access to capital, the Corporation maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

Labour and Strikes

The Corporation is dependent upon its workforce to extract and process minerals. The Kemess Mine has programs to recruit and train the necessary manpower for the operation, but the mine's output may be affected by strikes, lockouts and other work stoppages at and around the Kemess operation.

Insurance

Where economically feasible and based on availability of coverage, the Corporation transfers a number of operational and financial risks to insurance companies. The cost and availability of such insurance is dependent upon Northgate's past insurance loss record and general market conditions.

Critical Accounting Estimates

The Corporation's accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in conformity with Canadian GAAP, which require the Corporation to make various judgments with respect to certain estimates and assumptions. The following policies are considered by Management to be most critical in understanding the judgments that are involved in the preparation of the Corporation's consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Revenue from the sale of the Corporation's gold-copper concentrate is recorded when persuasive evidence of a sales arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract, these conditions are fulfilled upon receipt of provisional payment from the buyer, typically within seven days of the date that the concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrates are based on specific sales arrangements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments used to hedge metal price risk are recognized in revenue when the related contracts are settled.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Mineral Property Costs

Northgate records mineral property acquisition and mine development costs at cost. In accordance with Canadian GAAP, Northgate capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of Northgate's mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan, reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce Northgate's earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate's earnings and net assets.

Changes in Accounting Policies

On January 1, 2004, the Corporation retroactively adopted new accounting policies on site closure and reclamation costs and revenue recognition. Prior periods were restated to conform with the newly adopted policies. Site closure and reclamation costs were previously calculated based on estimated costs to comply with existing reclamation standards and accrued on a unit-of-production cost over the life of the mine. Under the new policy described in Note 2(f) to the consolidated financial statements, the site closure and reclamation costs are calculated based on the fair value of obligations incurred to date.

Prior to January 1, 2004, the Corporation's revenue was recognized upon production of concentrate at the mine. On January 1, 2004, Canadian GAAP was changed to harmonize with US GAAP on this issue and the Corporation changed its revenue recognition policy to recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. The new policy is outlined in the previous section entitled Critical Accounting Estimates and in Note 2(g) to the consolidated financial statements.

Off-Balance Sheet Arrangements

The Corporation's only significant off-balance sheet arrangements are for gold forward sales contracts. These have been entered into with high-quality banking counterparties who engage in substantial derivative transactions with numerous third parties in addition to Northgate. The Corporation entered into these contracts for the purpose of guaranteeing minimum revenues from ounces produced and sold, as part of covenants contained in its syndicated project loan facility. At December 31, 2004, this facility and the associated gold hedges were unconditionally guaranteed by Brascan, formerly a related party, to whom the Corporation pays a guarantee fee of 1% per year on the outstanding loan amount. At December 31, 2004, Northgate had entered into a series of forward sales contracts for the sale of 261,000 ounces at an average price of $307 per ounce. These contracts mature on a monthly basis between January 2005 and December 2007. As these contracts mature, it is anticipated they will be settled financially and the resulting loss or gain will be taken into income. The unrealized loss on these forward sales contracts at year end 2004 was approximately $37,376,000. The table shows the number of ounces maturing annually.

Year	Gold (ounces)
2005	87,000
2006	87,000
2007	87,000
Total	261,000

The Corporation leases certain mining equipment under the terms of a long-term operating lease, which expires on August 31, 2009. Annual payments on this lease are $648,000.

Related Party Transactions

During 2003, the Corporation carried on certain transactions with its affiliates, which were conducted on normal business terms and in the ordinary course of its business (see Note 14 to the consolidated financial statements). The most significant of these transactions were as follows:

  the sale of 100% of its concentrate production to Noranda;

  a 1.62% royalty on payable metals to Brascan on production from the Kemess South Mine; and

  a guarantee fee of 1% of the outstanding principal on the Corporation's syndicated credit facility, payable to Brascan.

During 2003,Northgate paid $3,254,000 in royalties and guarantee fees to Brascan, compared to $2,942,000 in 2002. On November 24, 2003, when a Brascan subsidiary sold its 41.5% interest in Northgate through a secondary offering, Noranda and Brascan ceased to be related parties.

Non-GAAP Measures

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or US GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

Expressed in thousands of US$,	2004	2003	2002
except per ounce amounts
Cost of sales (Restated)	$ 103,722	$ 84,387	$ 81,292
Change in inventory	(752)	2,526	(3,102)
Other adjustment	—	308	167
Currency Hedging (losses)/gains		3,933	(2,294)
Total site operating costs	$ 102,970	$ 91,154	$ 76,063
$ per ounce reconciliation:
Total site operating costs	$ 339	$ 310	$ 269
By-product credit	(204)	(91)	(65)
Full absorption net cash cost	135	219	204
Adjustment for excess stripping	(54)	(44)	(24)
Gold Institute net cash cost	$ 81	$ 175	$ 180

Consolidated
    Financial Statements

Management's Responsibility

The accompanying consolidated financial statements are the responsibility of Management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect Management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with Management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G.Stowe	Jon A.Douglas
President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

February 24, 2005

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Minerals Corporation (formerly Northgate Exploration Limited) as at December 31,2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31,2004.These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31,2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 18,2005

Consolidated
    Balance Sheets

Years ended December 31, 2004 and 2003			2003[1]
(expressed in thousands of US dollars)	Note	2004	(Restated)

ASSETS
Current Assets
Cash and cash equivalents		$49,257	$7,743
Concentrate settlements and other receivables		11,300	13,051
Inventory	4	12,906	12,200
		73,463	32,994
Other assets	5	13,649	15,476
Mineral property, plant and equipment	6	180,669	189,964
		$267,781	$238,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$16,091	$15,219
Current portion of capital lease obligations	7	4,854	3,566
Current portion of long-term debt	8	21,000	12,000
		41,945	30,785

Capital lease obligations	7	10,653	9,554
Long-term debt	8	22,500	43,500
Provision for site closure and reclamation obligations	9	21,149	15,983
		96,247	99,822

Shareholders' Equity	11	171,534	138,612
		$267,781	$238,434

[1] Notes 2(f) and 2(g)

Commitments and contingencies (Notes 7 and 16) The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A.Lyons,Director	Patrick D.Downey,Director

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
Revenue		$188,952	$131,423	$110,337
Cost of sales		103,722	84,387	81,292
Administrative and general		6,083	3,873	1,706
		109,805	88,260	82,998
Earnings before interest, taxes, depreciation,
depletion and other		79,147	43,163	27,339
Other:
Depreciation and depletion		36,160	34,058	25,823
Net interest		3,049	3,611	4,641
Exploration		3,134	3,408	4,215
Currency translation losses (gains)		92	(1,089)	1,129
Mining and capital taxes		2,277	1,420	1,318
Accretion of site closure and reclamation costs		894	572	285
Non-controlling interest		—	19	(531)
		45,606	41,999	36,880
Earnings (loss) before the following items:		33,541	1,164	(9,541)
Loss on settlement of gold forward sales contracts	15(A)	—	—	(9,839)
Other income (expense)		348	193	(290)
Earnings (loss) before income taxes		33,889	1,357	(19,670)
Future income tax recovery (expense)		(2,634)	2,634	—
Earnings (loss) for the year		$31,255	$3,991	$(19,670)
Earnings (loss) per share:
Basic		$0.16	$0.02	$(0.17)
Diluted		$0.16	$0.02	$(0.17)
Weighted average shares outstanding:
Basic		200,065,821	197,712,564	123,374,060
Diluted		200,567,253	198,621,170	123,374,060

Consolidated Statements of Retained Earnings (Deficit)
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
Deficit, at beginning of year:
As previously reported		$(39,457)	$(48,522)	$(31,640)
Adjustment for retroactive change in accounting for
asset retirement obligations	2(f)	(296)	875	926
Adjustment for retroactive change in accounting for
revenue recognition	2(g)	(6,712)	(2,809)	2,531
As restated		(46,465)	(50,456)	(28,183)
Earnings (loss) for the year		31,255	3,991	(19,670)
Dividends on preferred shares	11(A)(ii)	—	—	(1,166)
Interest on capital securities	10	—	—	(1,437)
Deficit,end of year		$(15,210)	$(46,465)	$(50,456)

1 Notes 2(f) and 2(g)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the year		$31,255	$3,991	$(19,670)
Non-cash items:
Depreciation and depletion		36,160	34,058	25,823
Non-controlling interest		—	19	(531)
Unrealized currency translation losses		406	858	253
Accretion of site closure and reclamation costs		894	572	285
Amortization of deferred financing charges		934	871	503
Stock-based compensation		512	248	36
Future income tax expense (recovery)		2,634	(2,634)	—
Other		95	—	(172)
		72,890	37,983	6,527
Changes in non-cash operating working capital:
Concentrate settlements and other receivables		1,751	(5,135)	(566)
Inventories		(706)	(3,511)	3,548
Accounts payable and accrual liabilities		872	(436)	(5,058)
		74,807	28,901	4,451
Investments
Additions to other assets		(819)	(689)	(1,559)
Additions to mineral property, plant and equipment		(17,518)	(12,914)	(19,101)
		(18,337)	(13,603)	(20,660)
Financing
Repayment of capital lease obligation		(4,111)	(3,133)	(3,177)
Capital lease financing		—	—	8,000
Repayment of long-term debt		(12,000)	(9,000)	(83,282)
Issuance of long-term debt		—	—	27,734
Issuance of preferred shares		—	—	56,475
Dividends on preferred shares		—	—	(1,166)
Reduction of non-controlling interest		—	—	(5,000)
Issuance of common shares and warrants		1,155	177	108,878
Repayment of capital securities		—	—	(88,656)
		(14,956)	(11,956)	19,806
Increase in cash and cash equivalents		41,514	3,342	3,597
Cash and cash equivalents, beginning of year		7,743	4,401	804
Cash and cash equivalents, end of year		$49,257	$7,743	$4,401
Supplementary information:
Cash paid during the year for:
Interest on capital securities		$—	$—	$14,860
Other interest		$2,990	$2,558	$17,239
Income taxes		$—	$—	$—
Non-cash financing activities:
Issuance of common shares on redemption of preferred shares		$—	$—	$56,475
Issuance of common shares for acquisition of
non-controlling interest in Kemess Mines Ltd.	3	$—	$6,790	$—
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations		$6,498	$3,707	$8,000

1 Notes 2(f) and 2(g)
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

Note 1         Nature of Operations

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal assets are its 100% interest in the Kemess South Mine and the Kemess North Project. During 2004, the Corporation changed its name from Northgate Exploration Limited to Northgate Minerals Corporation.

Note 2         Significant Accounting Policies

(a)         Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in Note 17.The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

(b)         Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at acquisition that are readily convertible to specified amounts of cash.

(c)         Inventory

Concentrate inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Supplies inventory is stated at the lower of average cost or replacement cost.

(d)         Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Milling assets are amortized using the unit-of-production method based on estimated recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

(e)         Impairment of Long-Lived Assets

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets" ("HB 3063").HB 3063 requires the Corporation to test for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that an impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value. The recommendations of HB 3063 were adopted prospectively and accordingly, prior periods were not affected. No impairment under HB 3063 is required to be recognized at December 31,2004.

(f)         Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Effective January 1, 2004, the Corporation adopted the CICA's Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP have been harmonized with US GAAP.HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Prior to adoption of HB 3110, a reserve for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties were accrued over the life of the mine using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gathered by the Corporation and others on similar properties, or other factors, is reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $296,000 as of January 1,2004.In addition, for the year ended December 31,2003,adoption of HB 3110 resulted in a decrease in cost of sales of $308,000, an increase in depreciation and depletion of $552,000,an increase in accretion of site closure and reclamation costs of $572,000, a decrease in foreign currency translation gain of $355,000 and a decrease in opening deficit of $875,000. For the year ended December 31, 2002, adoption of HB 3110 resulted in a decrease in cost of sales of $167,000, a decrease in depreciation and depletion of $68,000, an increase in accretion of site closure and reclamation of $285,000 and a decrease in deficit of $926,000.

(g)         Revenue Recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under the CICA's Emerging Issues Committee Abstract 141 ("EIC-141"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition and has restated prior periods. Revenue from the sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract, these conditions are fulfilled upon receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Adoption of EIC-141 resulted in a decrease in inventory and an increase in deficit of $6,712,000 as at December 31, 2003.The impact on the year ended December 31, 2003 was a decrease in revenue of $6,429,000,a decrease in cost of sales of $2,526,000 and an increase in deficit of $2,809,000.The impact on the year ended December 31, 2002 was a decrease in revenue of $2,239,000, an increase in cost of sales of $3,102,000 and a decrease in the deficit of $2,531,000.

Sales of gold-copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

(h)         Reporting Currency and Foreign Currency Translation

The Corporation's primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

(i)         Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees on or after January 1, 2002 at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non-employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation included in contributed surplus. Compensation costs associated with the Corporation's Employee Share Purchase Plan is recognized based on the fair value of the shares the Corporation is required to contribute.

(j)         Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(k)         Estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(l)         Earnings per Share

Basic earnings (loss) per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equals net earnings (loss), adjusted for charges against deficit for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants and the "if converted" method for convertible securities. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. The weighted average number of common shares is adjusted for the net increase in common shares issued on the exercise of stock options and warrants over the shares assumed to be repurchased. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceed the exercise price of the stock options. Under the "if converted" method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti-dilutive.

(m)         Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold sales and foreign currency risk on Canadian dollar operating costs.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on gold forward sales contracts used to hedge anticipated future gold sales are recognized as an adjustment to the revenues when the sales contracts are settled. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

(n)         Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

Note 3         Acquisition of Kemess Mines Ltd.

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the "Kemess Convertible Royalty") equal to 95% of the net cash flow of the Kemess South Mine. On December 31, 2000, this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. was owned by Royal Oak Ventures Inc.

During 2002, the Corporation reduced the capital of its subsidiary, Kemess Mines Ltd. and paid $5,000,000 to Royal Oak Ventures Inc. in connection with such capital reduction.

On February 14,2003,the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting with the assigned value of the consideration of $6,790,000,being allocated as follows:
Mineral property,plant and equipment	$3,378
Non-controlling interest	3,412
$6,790

Note 4 Inventory
	2004	2003[1]
Concentrates and metals	$5,716	$6,290
Supplies	7,190	5,910
	$12,906	$12,200
[1]Restated - Note 2(g).

Note 5 Other Assets
	2004	2003
Restricted cash	$11,632	$10,059
Deferred financing and lease charges, net of amortization of $3,529 (2003 - $2,316)	2,017	2,783
Future income taxes (Note 12)	—	2,634
	$13,649	$15,476
Restricted cash consists of CDN$14,000,000 (2003 - CDN$13,000,000) of cash and short-term deposits pledged by a subsidiary of the Corporation relating to site closure and reclamation obligations at the Kemess South Mine (Note 9).

Note 6 Mineral Property, Plant and Equipment
		Accumulated	Net Book
2004	Cost..	Depreciation & Depletion	Value
Mineral property	$23,793	$—	$23,793
Plant and equipment	277,423	120,547	156,876
	$301,216	$120,547	$180,669

		Accumulated	Net Book
2003[2]	Cost..	Depreciation & Depletion	Value
Mineral property	$19,348	$—	$19,348
Plant and equipment	257,858	87,242	170,616
	$277,206	$87,242	$189,964
[2]Restated - Note 2(f).

The Corporation's interest in the Kemess South Mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Brascan Financial Corporation ("Brascan"), which, prior to November 24, 2003, was a related party. Mineral property costs as at December 31, 2004 and 2003 consists of acquisition costs and deferred development costs for the Kemess North Project. These costs are not currently being amortized.

Note 7         Lease Obligations
	2004	2003
Capital lease obligations	$15,507	$13,120
Less: current portion	4,854	3,566
	$10,653	$9,554

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years.

Future capital lease payments as of December 31,2004,are as follows:
2005	$4,854
2006	3,887
2007	3,777
2008	2,925
2009	64

The Corporation also leases equipment under a long-term operating lease that expires August 31, 2009.The annual payment for this lease is $648,000, except in 2009 it is $486,000.The aggregate lease payments to the expiry date are $3,078,000.

Note 8         Long-Term Debt
2005	$21,000
2006	22,500
$43,500

The project loan facility currently bears interest at LIBOR plus 1% and is secured by a fixed and floating charge over all of the assets of the Kemess South Mine and is fully guaranteed by Brascan until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brascan a fee of 1% per annum. Under this project loan, Kemess Mines Ltd. has agreed to maintain certain forward sales commitments over the term of the loan (Note 15(A)).Interest is payable quarterly with total annual principal payments as follows:
	2004	2003
Project loan	$43,500	$55,500
Less: current portion	21,000	12,000
	$22,500	$43,500

Note 9         Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:
	2004	2003	2002
Balance, beginning of year, as previously reported	$12,918	$10,298	$10,048
Impact of adoption of HB 3110	3,065	(1,302)	(5,093)
As restated	15,983	8,996	4,955
Site closure and reclamation liability incurred	2,933	3,979	3,746
Accretion expense	894	572	285
Effect of foreign exchange	1,339	2,436	10
Balance, end of year	$21,149	$15,983	$8,996

The expected site closure costs used in the determination of this provision total of $28.2 million are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

At December 31, 2004, Kemess Mines Ltd. has a security bond of CDN$14,000,000 posted in connection with its reclamation permit for the Kemess South Mine (Note 5). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31,2009.

Note 10         Capital Securities

During 2002, the Corporation had outstanding certain debt securities, which were classified as equity securities because the Corporation had the option to make principal and interest payments in either cash or common shares. Distributions on these securities, net of related income taxes, were not included in the computation of earnings (loss) for 2002 but were included in the computation of earnings (loss) per share. These debt securities were repaid in cash on March 28,2002.

Note 11         Shareholders' Equity
	2004	2003[1]
Common shares [A(iii)]	$177,464	$176,179
Warrants [B]	8,613	8,613
Contributed surplus [C]	667	285
Deficit	(15,210)	(46,465)
	$171,534	$138,612

A.         Share Capital
1Restated - Notes 2(f) and 2(g).

(i)         Authorized

100,000,000,000,000 Class A preference shares, without par value,of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares,without par value.

100,000,000,000,000 common shares,without par value.

(ii)         Preference Shares

On March 28,2002,the Corporation issued a total of 3.6 million 8% convertible preference shares (1.8 million Class A Series 1 and 1.8 million Class A Series 2) to an affiliate of Brascan.On June 25,2002,these preference shares were converted into common shares at CDN$1.51 per share.As of December 31, 2004 and 2003, there are no issued and outstanding preference shares.

(iii)         Common Shares
	No.of Shares	Amount
Balance,December 31,2001	30,251,156	$12,472
Issued during the year:
On exercise of previously issued unit special warrants	15,873,000	12,552
On exercise of previously issued flow-through special warrants	3,865,429	3,396
On exercise of rights at CDN$1.25 per share	19,841,270	15,690
Pursuant to a prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares	59,602,650	56,475
Private placement of flow-through common shares	722,500	932
On exercise of options [C]	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(5,899)
Balance,December 31,2002,carried forward	191,273,615	169,212
Issued during the year:
For acquisition of non-controlling interest in Kemess Mines Ltd.(Note 3)	7,186,000	6,790
On exercise of options	300,300	207
Share issuance costs	—	(30)
Balance,December 31,2003	198,759,915	176,179
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	20,035	34
On exercise of options [C]	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance,December 31,2004	200,491,050	$177,464

On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at CDN$1.26 per unit special warrant and 3,865,429 flow-through special warrants at CDN$1.40 per flow-through special warrant.Each unit special warrant was exercisable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of CDN$3.00 per share until December 28, 2006. Each flow-through special warrant was exercisable into a flow-through common share. An affiliate of Brascan participated in this financing as an underwriter. On February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus, which qualified for distribution of the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation also received clearance to file materials for a final rights offering prospectus which qualified for distribution of the common shares and common share purchase warrants to be issued on the exercise of 19,841,270 units at CDN$1.26 per unit previously issued to existing shareholders. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at CDN$3.00 per share to December 28,2006.In March 2002,the Corporation issued the 35,714,270 common shares and half-warrants and 3,865,429 flow-through common shares on exercise of the units described above.

On June 25,2002,the Corporation closed a CDN$125 million equity financing in which it issued 60,975,510 common shares at CDN$1.835 per share. The Corporation also issued 20,325,203 share purchase warrants exercisable at CDN$3.00 per share until December 31, 2006 as part of this financing. The warrants were assigned a value of CDN$0.645 per warrant based on the trading price of the previously issued warrants on the day the transaction was announced.

On December 23,2002,the Corporation issued 722,500 flow-through common shares at CDN$2.00 per share by way of a private placement.

In 2004, the Corporation issued 1,500,000 common shares to Brascan at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brascan in 2000 in connection with the Corporation's acquisition of the Kemess Convertible Royalty (Note 3).

B.         Common Share Purchase Warrants
Exercise Price	Expiry Date	Number
CDN$3.00	December 28,2006	17,857,135
CDN$3.00	December 28,2006	20,325,203
		38,182,338

C.         Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years.Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows:
	2004		2003		2002

		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Number	(CDN$)	Number	(CDN$)	Number	(CDN$)

Balance,beginning of year	2,084,200	$1.39	991,000	$0.98	978,000	$0.87

Granted	1,470,000	$2.79	1,429,500	$1.59	190,000	$1.45

Exercised	(211,100)	$1.06	(300,300)	$0.69	(144,000)	$0.59

Cancelled	(51,900)	$1.64	(36,000)	$1.27	(33,000)	$0.90

Balance,end of year	3,291,200	$2.02	2,084,200	$1.39	991,000	$0.98

Exercisable	1,185,300	$1.70	670,200	$1.25	452,000	$0.93

Details of the options outstanding as at December 31,2004 are as follows:
Exercise Price	Expiry Date	Outstanding	Exercisable
CDN$0.90	January 15,2006	151,000	92,000
CDN$0.75	April 20,2006	175,000	135,000
CDN$0.82	May 16,2006	8,000	—
CDN$1.45	February 21,2007	124,000	68,000
CDN$1.45	July 4,2007	30,000	10,000
CDN$1.84	February 27,2008	433,200	166,300
CDN$1.45	May 9,2008	850,000	400,000
CDN$1.40	July 1,2008	50,000	20,000
CDN$2.88	February 25,2011	1,240,000	248,000
CDN$2.49	May 7,2011	55,000	11,000
CDN$2.21	May 25,2011	150,000	30,000
CDN$2.38	September 23,2011	25,000	5,000
		3,291,200	1,185,300

During the year ended December 31, 2004, the Corporation recognized stock-based compensation expense of $512,000 (2003 - $248,000;2002 - $36,000) based on the fair value of options granted since January 1,2002 that vested during the year. The weighted average fair value of options granted in 2004 was $1.44 (2003 - $0.65; 2002 - $0.85) per share.The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	2.5%	2.5%	4.5%
Annual dividends	—	—	—
Expected stock price volatility	54%	57%	95%

The expected life of the options used in the option-pricing model were determined as one-half of their term to expiry.

D.         Employee Share Purchase Plan

On October 26,2004,the Compensation Committee of the Board of Directors approved the activation of a pre-existing Employee Share Purchase Plan ("ESPP"). Under the terms of the ESPP, full-time employees of the Corporation and its subsidiary can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees' contribution.

Note 12         Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:
	2004	2003[1]	2002[1]
Income (loss) before taxes	$33,889	$1,357	$(19,670)
Canadian income tax rate	40.62%	41.62%	42.65%
Tax based on statutory income tax rate	$13,765	$565	$(8,389)
Expenses not deductible or income not taxable	(613)	4,952	2,161
Change in valuation allowance and tax rates	(4,782)	(3,281)	5,990
Other	(5,736)	(4,870)	238
Income tax expense (recovery)	$2,634	$(2,634)	$—

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:
	2004	2003

Future income tax assets:
Non-capital loss carry forwards	$18,621	$30,416
Net capital loss carry forwards	25,675	22,593
Mineral property,plant & equipment and Canadian resource reductions	18,360	10,051
Reclamation liabilities	7,533	5,693
BC mineral tax deductions	38,270	35,423
Other	—	3,603
	108,459	107,779
Valuation allowance	(108,459)	(105,145)
Net future income tax asset (Note 5)	$—	$2,634
[1]Restated - Notes 2(f) and 2(g).

At December 31, 2004, the Corporation and its subsidiaries have non-capital losses of approximately CDN$76,207,000 available for Canadian income tax purposes, which are due to expire from 2005 to 2011 taxation years. In addition, the Corporation has approximately CDN$173.5 million of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

Note 13         Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All mineral property, plant and equipment are in Canada.

Note 14         Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, at December 31, 2004, the consolidated balance sheet includes royalty and other accounts payable of $830,153 due to Brascan and its affiliates.During the years ended December 31,2003 and 2002, the Corporation paid a total of $3,304,000 and $6,815,000, respectively, in interest, royalties and guarantee fees to Brascan and its affiliates. As of November 24, 2003, Brascan and its affiliates are no longer related parties to the Corporation. During 2002, the Corporation entered into a smelter contract whereby substantially all of the Corporation's concentrates are processed by Noranda,an affiliate of Brascan.

Note 15         Financial Instruments

A. At December 31,2004,Kemess Mines Ltd.had forward sales commitments with major financial institutions to deliver 261,000 (2003 - 330,000) ounces of gold at an average accumulated price of $307 (2003 - $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates until December 31, 2007.The unrealized loss on these forward contracts at December 31, 2004 was approximately $37,376,000 (2003 - $40,458,000). In June 2002, in connection with the closing of an equity financing and the reduction of its project loan facility, the Corporation closed out 670,000 ounces of its hedge book at a cost of $9,839,000.

At December 31, 2001, Kemess Mines Ltd. had outstanding written call options for 300,000 ounces of gold exercisable at $295 per ounce.Total premiums for selling these options of $1,190,000 were deferred and were brought into income during 2002.

At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,000 in 2002 at an average exchange rate of CDN$1.53 and had sold forward $14,000,000 to purchase Canadian dollars on March 31,2002 at a rate of CDN$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31,2001.

B. Except as disclosed elsewhere in these consolidated financial statements, the carrying value of all financial instruments approximates fair value.

C. The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

Note 16         Commitments and Contingencies

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim.As the outcome of the suit and amounts payable, if any, are not determinable,no amounts have been accrued as of December 31,2004.

For the ongoing construction of a tailings dam, the Corporation is committed to spending CDN$4,700,000 in 2005.

The Corporation has executed an option agreement for the acquisition of a 100% interest in the Sustut Copper deposit. The agreement requires the Corporation to make a series of staged payments totalling CDN$1,705,000 in order to earn its 100% interest,of which CDN$500,000 was paid in 2004.

The Corporation has signed an option joint-venture agreement with Rimfire Minerals Corporation for the RDN Property in northwestern British Columbia. Under the terms of the agreement, the Corporation is committed to spend CDN$1 million on exploration at the RDN Property in 2005.

Under the terms of a Joint Venture agreement with StrataGold Corporation,the Corporation is committed to spending CDN$400,000 on exploration of the Hyland property during 2005.

Note 17         Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation,are substantially the same,except for the following:

A.         Mineral Properties

The United States Securities and Exchange Commission ("SEC") staff have indicated that their interpretation of Statement of Financial Accounting Standards No.144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.During the year ended December 31,2004,the Corporation incurred $4,063,000 (2003 - $2,430,000) in costs associated with a property which did not meet this criteria.Accordingly, for US GAAP purposes, these costs would be expensed as incurred.

B.         Accounting for Site Closure and Reclamation Costs

As disclosed in Note 2(f),the Corporation adopted HB 3110,which is substantially the same as Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"),which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.The Corporation adopted HB 3110 retroactively and restated prior period consolidated financial statements.

Under US GAAP, adoption of SFAS 143 was required effective January 1, 2003, and resulted in a charge to earnings for the year ended December 31, 2003 for the cumulative effect of the change in accounting principle. Accordingly, under US GAAP, loss for the year ended December 31, 2002 would be increased by $250,000 to eliminate the effect of the retroactive adjustment from adoption of HB 3110 and there would be an increase in earnings for the year ended December 31, 2003 of $875,000 as the cumulative effect of adoption of SFAS 143. The balance sheets as at December 31, 2004 and 2003 and results from operations for the year ended December 31,2004 would be the same for Canadian and US GAAP purposes.

C.         Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. Statement of Financial Accounting Standard No. 148 ("SFAS 148") provides for transitional rules for companies who adopt the fair value method of accounting for stock-based compensation related to stock options. Effective January 1, 2003, the Corporation voluntarily adopted the fair value method of accounting for Canadian GAAP purposes.For US GAAP,the Corporation adopted the transitional provisions of SFAS 148 effective January 1, 2003. For Canadian GAAP, the Corporation accounted for the change in accounting policy retroactively with restatement of the results of operations for 2002. For US GAAP, the Corporation adopted SFAS 148 prospectively for all options granted on or after January 1, 2003. Accordingly, under US GAAP, administrative and general expenses for the year ended December 31, 2002, and contributed surplus and deficit as at December 31, 2003 and 2004, would each be reduced by $36,000.

D.         Capital Securities

As the Corporation had the ability to settle the capital securities outstanding (Note 10) with the issuance of common shares,Canadian GAAP allows the capital securities to be presented as equity.The corresponding interest expense is treated similar to a dividend and charged directly to retained earnings (deficit). Under US GAAP, these capital securities would be treated as long-term debt and the corresponding interest expense as a charge to earnings (loss) for the year.

E.         Financing Fee

In 2000,the Corporation issued 1,500,000 warrants to Brascan relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty (Note 3). Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition.The effect of this change at December 31, 2004 would be to increase mineral property and shareholders' equity each by $480,000 (2003 - $480,000).

F.         Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them,with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts and foreign exchange contracts in Note 15(A).Although the contracts are considered to be effective economic hedges and they have been accounted for as hedges for Canadian GAAP purposes,the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting under US GAAP until January 1,2003,when it was required to do so under Canadian GAAP.As a result of the difference between Canadian and US GAAP existing prior to January 2004, the Corporation elected not to use hedge accounting for existing derivative financial instruments under US GAAP. Application of US GAAP at December 31, 2004 would decrease mineral property by $3,517,000 (2003 - $3,517,000) and result in fair value adjustments of $3,082,000; 2003 - ($26,322,000); 2002 - ($14,664,000),which would be included in the measurement of earnings.

G.         Flow-Through Shares

SEC staff have indicated that their interpretation of US GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. During 2002, a total of $4,328,000 was raised through the issuance of flow-through shares, of which $915,000 was held and had not been applied to qualifying exploration by the Corporation at December 31,2002 and therefore would be excluded from cash and cash equivalents under US GAAP.

For US GAAP,the premium received by the Corporation on the issuance of flow-through shares,which is in excess of the fair value of common shares,is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002, total flow-through share premiums received were $585,000,of which $245,000 related to qualified expenditures made in 2003 and $340,000 related to qualified expenditures made in 2002.

H.         Revenue Recognition and Inventory

In prior years, there were differences between Canadian GAAP and US GAAP related to revenue recognition and inventory,as the Corporation recognized revenue on production,which is not permitted for US GAAP.As disclosed in Note 2(g), the Corporation changed its accounting policy for revenue recognition which is similar to US GAAP.The Corporation retroactively adopted this new policy and restated prior year comparative amounts. Accordingly, the US GAAP differences previously disclosed have been eliminated.

I.         GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation's balance sheets,statements of operations and statements of cash flows is summarized as follows:

Consolidated balance sheets effect	2004	2003[1]
Shareholders' equity under Canadian GAAP	$171,534	$138,612
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(6,493)	(2,430)
Financing fee (E)	480	480
Derivative instruments & hedging activities (F)	(40,893)	(43,975)
Non-controlling interest	888	1,017
Shareholders' equity under US GAAP	$125,516	$93,704

Assets under Canadian GAAP	$267,781	$238,434
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(6,493)	(2,430)
Financing fee (E)	480	480
Derivative instruments & hedging activities (F)	(3,517)	(3,517)
Acquisition of non-controlling interest	888	1,017
Assets under USGAAP	$259,139	$233,984

Liabilities under Canadian GAAP	$96,247	$99,822
Adjustments to US GAAP for:
Derivative instruments & hedging activities (F)	37,376	40,458
Liabilities under US GAAP	$133,623	$140,280

Consolidated statements of operations effect	2004	2003[1]	2002[1]
Earnings (loss) for the year under Canadian GAAP	$31,255	$3,991	$(19,670)
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(4,063)	(2,430)	—
Site closure and reclamation costs (B)	—	875	50
Stock-based compensation (C)	—	—	36
Interest on capital securities (D)	—	—	(1,437)
Derivative instruments & hedging activities (F)	3,082	(26,322)	(14,664)
Premium on flow-through shares (G)	—	245	340
Non-controlling interest	(129)	(112)	841
Income (loss) for the year under US GAAP	$30,145	$(23,753)	$(34,504)

Consolidated statements of cash flows effect	2004	2003	2002
Cash provided by operations under Canadian GAAP	$74,807	$28,901	$4,451
Adjustments to US GAAP for deferred mineral property costs (A)	(4,063)	(2,430)	—
Cash provided by operations under US GAAP	$70,744	$26,471	$4,451
Cash used in investments under Canadian GAAP	$(18,337)	$(13,603)	$(20,660)
Adjustments to US GAAP for deferred mineral property costs (A)	4,063	2,430	—
Cash used in investments under USGAAP	$(14,274)	$(11,173)	$(20,660)
Cash provided by (used in) financing under Canadian GAAP	$(14,956)	$(11,956)	$19,806
Adjustment to US GAAP for restricted cash (G)	—	—	(915)
Cash provided by (used in) financing under US GAAP	$(14,956)	$(11,956)	$18,891
[1]Restated - Notes 2(f) and 2(g).

In addition, under US GAAP, a sub-total indicating cash flow from operations before changes in non-cash working capital would not be presented on the consolidated statements of cash flows.

Presentation of the Corporation's balance sheets and statements of operations and retained earnings (deficit) under US GAAP would be as follows:

Consolidated Balance Sheets
Years ended December 31, 2004 and 2003 (expressed in thousands of US dollars)	2004	2003[1]
ASSETS
Current Assets
Cash and cash equivalents	$49,257	$7,743
Concentrate settlements and other receivables	11,300	13,051
Inventory	12,906	12,200
	73,463	32,994
Other assets	13,649	15,476
Mineral property,plant and equipment	172,027	185,514
	$259,139	$233,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,091	$15,219
Current portion of capital lease obligations	4,854	3,566
Current portion of long-term debt	21,000	12,000
	41,945	30,785
Fair value of derivative financial instruments	37,376	40,458
Capital lease obligations	10,653	9,554
Long-term debt	22,500	43,500
Provision for site closure and reclamation	21,149	15,983
	133,623	140,280
Shareholders' Equity
Common shares	177,359	176,074
Warrants	8,613	8,613
Contributed surplus	667	284
Deficit	(61,123)	(91,267)
	125,516	93,704
	$259,139	$233,984
[1]Restated - Notes 2(f) and 2(g).

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(expressed in thousands of US dollars)	2004	2003[1]	2002[1]
Revenue	$192,034	$105,101	$95,673
Cost of sales	103,722	84,387	81,459
Administrative and general	6,083	3,873	1,670
Depreciation and depletion	36,289	34,170	25,891
Accretion of site closure and reclamation costs	894	572	—
Net interest	3,049	3,611	4,641
Exploration	7,197	5,593	3,875
Currency translation losses (gains)	92	(1,089)	1,129
Mining and capital taxes	2,277	1,420	1,318
Interest on capital securities	—	—	1,437
Loss on settlement of gold forward sales contracts	—	—	9,839
Other expense (income)	(348)	(193)	290
	159,255	132,344	131,549
Loss before non-controlling interest,income tax recovery &
cumulative change in accounting principle	32,779	(27,243)	(35,876)
Non-controlling interest	—	(19)	1,372
Future income tax recovery (expense)	(2,634)	2,634	—
Loss before cumulative change in accounting principle	30,145	(24,628)	(34,505)
Cumulative change in accounting principle	—	875	—
Income (loss) for the year	$30,145	$(23,753)	$(34,504)
Basic and diluted loss per share under US GAAP:
Before cumulative change in accounting principle	$0.15	$(0.12)	$(0.28)
After cumulative change in accounting principle	$0.15	$(0.12)	$(0.28)
Weighted average shares outstanding:
Basic	200,065,821	197,712,564	123,374,060
Diluted	200,567,253	197,712,564	123,374,060

Consolidated Statements of Retained Earnings (Deficit)
As at December 31, 2004, 2003 and 2002
(expressed in thousands of US dollars)	2004	2003[1]	2002[1]
Deficit,at beginning of year	$(91,268)	$(67,515)	$(31,845)
Gain (loss) for the year	30,145	(23,753)	(34,504)
Dividends on preferred shares	—	—	(1,166)
Deficit,end of year	$(61,123)	$(91,268)	$(67,515)
[1]Restated - Notes 2(f) and 2(g).

Five Year Comparative Summary of Selected Financial Data
(expressed in thousands of US dollars except	2004	2003[1]	2002[1]	2001	2000
per share data)

Revenue	$188,952	$131,423	$110,337	$101,558	$—
Cost of sales	103,722	84,387	81,292	74,774	—
Administrative and general	6,083	3,873	1,706	2,131	1,290
	109,805	88,260	82,998	76,905	1,290
Earnings before interest,taxes,depreciation
depletion and other	79,147	43,163	27,339	24,653	(1,290)
Other:
Depreciation and depletion	36,160	34,058	25,823	24,152	—
Net interest	3,049	3,611	4,641	9,341	15,438
Exploration	3,134	3,408	4,215	840	34
Currency translation gains (losses)	92	(1,089)	1,129	163	6,228
Mining and capital taxes	2,277	1,420	1,318	1,340	—
Accretion for site closure & reclamation costs	894	572	285	—	—
Non-controlling interest	—	19	(531)	(120)	—
	45,606	41,999	36,880	35,161	21,700
Earnings (loss) before the following items:	33,541	1,164	(9,541)	(13,287)	(22,990)
Loss on settlement of gold forward sales contracts	—	—	(9,839)	—	—
Other income (expense)	348	193	(290)	1,151	—
Future income tax recovery (expense)	(2,634)	2,634	—	—	—
Earnings (loss) for the year	$31,255	$3,991	$(19,670)	(12,136)	$(22,990)
Earnings (loss) per share — basic and diluted	$0.16	$0.02	$(0.17)	(0.65)	$(0.76)
Weighted average number of shares: Basic	200,065,821	197,712,564	123,374,060	30,251,156	30,248,246
Diluted	200,567,253	198,621,170	123,374,060	30,251,156	30,248,246
Year-End Financial Highlights
Working capital (deficiency)	31,518	2,209	(4,104)	(20,351)	(18,154)
Investments and other assets	13,649	15,476	11,215	10,329	12,929
Mineral property,plant and equipment	180,669	189,964	198,054	205,271	214,267
Total assets	267,781	238,434	232,495	236,183	250,375
Total invested capital	204,687	191,666	192,777	185,201	198,540
Long-term debt	22,500	43,500	55,500	103,162	103,867
Shareholders' equity and capital securities	171,534	138,612	127,406	68,051	73,280
Common shares outstanding	200,491,050	198,759,915	191,273,615	30,251,156	30,251,156
Share price — high/low (during year in CDN$)	3.30/1.89	2.84/1.32	2.18/1.13	1.43/0.71	1.15/0.60
Note: Certain of the above figures have been reclassified to conform with the financial statement presentation adopted in 2004.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except
per share data)	2004 Quarter Ended				2003 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue,investment and other income	$51,186	$51,288	$49,994	$36,484	$37,341	$38,125	$26,204	$29,753
Earnings (loss)	$12,205	$10,053	$8,958	$39	$2,807	$9,300	$(5,657)	$(2,459)
Earnings (loss) per share	$0.06	$0.05	$0.04	$0.00	$0.01	$0.05	$(0.03)	$(0.01)
Note: Refer to notes to consolidated financial statements for additional information. [1]Restated - Notes 2(f) and 2(g)

Corporate Information

Corporate Office

Northgate Minerals Corporation
815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Toronto Office

Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario
Canada M5C 1C4
Telephone: (416) 363-1701
Facsimile: (416) 363-6392

Kemess Mine

PO Box 3519
Smithers, British Columbia
Canada V0J 2N0
Telephone: (604) 639-8500
Facsimile: (604) 639-8518

Auditors

KPMG LLP

Shareholder Information

Transfer Agent
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-0222
Toll Free: 1-888-661-5566
Facsimile: (604) 669-1548

Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A

The American Stock Exchange
Stock Symbol: NXG

Shareholders and investors requiring additional information should contact the Corporation at (604) 681-4004 or by email at ngx@northgateminerals.com, or visit our website at www.northgateminerals.com.

Board of Directors

G. Warren Armstrong (1)
Toronto, Canada
Chairman
Coniagas Resources Ltd.

C. William Daniel (2, 3)
Toronto, Canada
Corporate Director

Patrick D. Downey (1)
Freeport, Grand Bahamas
Corporate Director

J. Peter Gordon (2)
Toronto, Canada
Managing Partner
Brascan Asset Management

Keith C. Hendrick (1, 3)
Toronto, Canada
Corporate Director

Klaus V. Konigsmann, PEng (3)
Toronto, Canada
Consultant
KVK Consulting Associates Inc.

Terrence A. Lyons (2)
Vancouver, Canada
Chairman
Northgate Minerals Corporation

Kenneth G. Stowe
Toronto, Canada
President & CEO
Northgate Minerals Corporation

(1) Member of Audit Committee
(2) Member of Compensation & Corporate Governance Committee
(3) Member of Health, Safety & Environment Committee

Officers

Terrence A. Lyons
Chairman

Kenneth G. Stowe
President & CEO

Jon A. Douglas
Senior Vice–President & CFO

Christopher J. Rockingham
Vice–President, Exploration & Business Development

Peter MacPhail
Vice–President, Operations

Tara Gilfillan
Corporate Controller

Bruce M. McKay
Corporate Secretary

Nicole Bourgouin
Assistant Corporate Secretary

Operations Management

Maurice Ethier
General Manager

Harold Bent
Environmental Superintendent

Robin Curry
Administration Superintendent

Linda Hodgson
Human Resources Superintendent

Tony Marconato
Production Manager

Brian O'Connor
Chief Geologist

Greg Tucker
Chief Mine Engineer

Printed in Canada

Photographers: Graeme Oxby, Brennan O'Connor

**Northgate Minerals Corporation**

815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6

Telephone: (604) 681-4004
Facsimilie: (604) 681-4003

www.northgateminerals.com